SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis Pharmaceuticals Corporation restructuring US field force to align with changing product portfolio and strategic growth priorities

•                  Elimination of 1,400 General Medicines field force positions effective January 1 to align organization with changes in portfolio and evolving healthcare market

•                  New organizational alignment creates leaner, more flexible and productive organization

East Hanover, N.J., November 30, 2010 — Novartis Pharmaceuticals Corporation (NPC) announced today that it is restructuring its General Medicines field force in the US to reflect changes in the product portfolio and align resources with strategic growth priorities.  The company will reduce its General Medicines field force by approximately 1,400 positions. These changes will be effective January 1, 2011.

The product portfolio within the NPC General Medicines business is changing due to pending patent expirations and pipeline products.  There are new product launches expected within the Primary Care business and significant growth momentum within the Specialty Care business that will drive long-term success.  Given these changing dynamics within the portfolio, it is critical to realign the General Medicines field force to sharpen focus on the greatest opportunities for growth.  The restructuring is expected to result in a one-time cost of approximately $85 million.

“NPC has a robust pipeline and the future growth potential for our organization remains strong. Proactively evolving our business model will enable us to focus our resources on key launch products and capture opportunities in both primary care and specialty medicines,” said Andy Wyss, Head of Novartis Pharma North America and President of Novartis Pharmaceuticals Corporation.

All reductions will be handled in a manner consistent with the Novartis commitment to fair and respectful treatment of associates. Outplacement and other support services will be available to impacted associates as well as redeployment opportunities, where they exist, within the Novartis Group of companies.

Disclaimer
The foregoing release contains forward-looking statements that can be identified by terminology such as “to align,” “strategic,” “effective,” “will,” “expected,” “momentum,” “pipeline,” “potential,” “commitment,” or similar expressions, or by express or implied discussions regarding the potential future financial results of the Novartis Group or any of its divisions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, human resources litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Pharmaceuticals Corporation researches, develops, manufactures and markets innovative prescription drugs used to treat a number of diseases and conditions, including cardiovascular, dermatological, central nervous system, bone disease, cancer, organ transplantation,  psychiatry, infectious disease and respiratory.  The company’s mission is to improve people’s lives by pioneering novel healthcare solutions.  Located in East Hanover, New Jersey, Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG, which provides healthcare solutions that address the evolving needs of patients and societies.

# # #

Novartis Media Relations

e-mail: us.mediarelations@novartis.com

Anna Frable

Novartis Pharma Communications

+1 862 778 5388 (direct)

+1 732 673 5262 (mobile)

anna.frable@novartis.com

Julie Masow

Novartis Corporate Communications

+1 212 830 2465 (direct)

+1 862 579 8456 (mobile)

julie.masow@novartis.com

Novartis Investor Relations:

Central phone: +41 61 324 7944

e-mail: investor.relations@novartis.com

Richard Jarvis	+1 212 830 2433
Edwin Valeriano	+1 212 830 2456
Jill Pozarek	+1 212 830 2445

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	November 30, 2010	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting